Deana L. McPherson, CPA Executive Vice President, Chief Financial Officer & Treasurer

March 10, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Brands, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2022

Form 10-Q for the quarterly period ended October 31, 2022

File No. 001-31552

To Whom it May Concern,

The following is in response to your letter dated February 28, 2023 (the “Comment Letter”). Smith & Wesson Brands, Inc. (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended April 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, when you discuss sales fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. As an example, we note that the 25.2% decrease in your long gun sales from fiscal years 2021 to 2022 was caused by lower shipments of your M&P modern sporting rifles and hunting rifles partially offset by increased shipments of newly introduced products, combined with two price increases. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Company Response: We included in our Form 10-K for the fiscal year ended April 30, 2022 a table of unit shipments made during the fiscal year broken down by handguns and long guns, restated here as follows:

The following table sets forth certain information regarding net sales and gross profit for the fiscal years ended April 30, 2022, 2021, and 2020 (dollars in thousands):

	2022	2021	$ Change	% Change	2020
Handguns	$624,219	$755,735	$(131,516)	-17.4%	$390,711
long Guns	189,467	253,340	(63,873)	-25.2%	101,540
Other Products & Serv1ccs	50,440	50,120	320	0.6%	37,367

Total net sales	$864,126	$1,059,195	$(195,069)	-18.4%	$529,618
Cost of sales	489,562	610,212	(120,650)	-19.8%	363,929

Gross profit	$374,564	$448 ,983	$(74,419)	-16.6%	$165,689
% of net sales (gross margm)	43.3%	42.4%			31 .3%

The following table sets forth certain information regarding units shipped by trade channel for the fiscal years ended April 30, 2022, 2021, and 2020 (units in thousands):

Total Units Shipped	2022	2021	# Change	% Change	2020
Handguns	1,518	2,079	(561)	-27.0%	1,253
Long Guns	363	524	(161)	-30.7%	295

Sporting Good Channel Units Shipped	2022	2021	# Change	% Change	2020
Handguns	1,422	1,953	(531)	-27.2%	1,170
long Guns	342	508	(166)	-32.7%	28 1

Professional Channel Units Shipped	2022	2021	# Change	% Change	2020
Handguns	96	126	(30)	-23.8%	83
Long Guns	21	16	5	31.3%	14

The information included in this table indicates that long gun units in the sporting goods channel declined by 32.7% compared to the prior fiscal year, and related commentary indicates that long gun sales declined by 25.2% compared to the prior fiscal year due primarily to a decrease in shipped units. As the unit decline was greater than the dollar decline, we indicated that there were new products introduced during the fiscal year and that we had implemented two price increases. We are unable to specify exactly how much the dollar value of long guns was impacted by price changes because our mix of product changed during the period, as explained in our commentary regarding the discontinuation of sales of hunting rifles and the introduction of new products, which we noted accounted for 19.8% of total net sales. Given the number of different products we offer, combined with the introduction of new products and the change in mix of our products, we do not believe that additional specific commentary on the change in sales is possible.

Critical Accounting Policies, page 44

2.

In future filings, please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Company Response: We will enhance our disclosure in future Form 10-K filings to provide qualitative and quantitative information to assist with understanding the uncertainty and impact that our critical accounting estimates have or are reasonably likely to have on our financial condition and results of operations. We will also disclose changes in estimates and/or assumptions and the sensitivity of reported amounts to the underlying methods, assumptions, and estimates used over the relevant period, if any.

Form 10-Q for the quarterly period ended October 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

3.

We note your disclosures on pages 20 and 21 that the decline in your gross margins for the three and six-months ended October 31, 2022 was due in part to inflation in both material costs and labor. In future filings, please expand your disclosures to identify the principal factors contributing to your inflationary pressures and the actions planned or taken, if any, to mitigate the inflationary pressures and to quantify the resulting impact on your results of operations and financial condition.

Company Response: In our Form 10-Q filing for the quarterly period ended October 31, 2022, we note that inflation in material and labor negatively impacted our gross margin. In future filings, we will note broad material categories, such as raw materials and finished parts, and attempt to provide the impact that inflation has had on these categories in total. Similarly, in future filings, we will note which general categories of labor in which we are experiencing the most significant inflationary pressure. We will also provide additional disclosure regarding our ability, or lack thereof, to mitigate inflationary impacts.

We hope that this resolves the questions as outlined in the Comment Letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Deana L. McPherson

Deana L. McPherson, CPA
Executive Vice President, Chief Financial Officer, and Treasurer